T. Rowe Price Active ETFs

T. Rowe Price exchange-traded funds (ETFs) are designed to combine the flexibility and control of an ETF with access to our active investing expertise. Our investment professionals go beyond the numbers every day to evaluate markets and study opportunities. This depth of understanding helps inform better decision-making and prudent risk management for our clients’ portfolios.

U.S. Equity	Ticker	Category	Expense ratio
Active Core U.S. Equity ETF	TACU	Large Blend	0.00%[1]
Blue Chip Growth ETF*	TCHP	Large Growth	0.57%
Capital Appreciation Equity ETF	TCAF	Large Blend	0.31%
Capital Appreciation Premium Income ETF	TCAL	Derivative Income	0.34%
Dividend Growth ETF*	TDVG	Large Blend	0.50%
Equity Income ETF*	TEQI	Large Value	0.54%
Growth ETF	TGRT	Large Growth	0.38%
Growth Stock ETF*	TGRW	Large Growth	0.52%
Hedged Equity ETF	THEQ	Hedged Equity	0.46%[2]
Small-Mid Cap ETF	TMSL	Small/Mid Blend	0.55%
U.S. Equity Research ETF*	TSPA	Large Blend	0.34%
Value ETF	TVAL	Large Value	0.33%

International/Global Equity	Ticker	Category	Expense ratio
Active Core International Equity ETF	TACN	Foreign Large Blend	0.00%[3]
Global Equity ETF	TGLB	Global Large Blend	0.46%
International Equity ETF	TOUS	Foreign Large Blend	0.50%
International Equity Research ETF	TIER	Foreign Large Blend	0.38%

Sector/Thematic Equity	Ticker	Category	Expense ratio
Financials ETF	TFNS	Financial	0.44%
Health Care ETF	TMED	Health Care	0.44%
Innovation Leaders ETF	TNXT	Thematic Equity	0.49%
Natural Resources ETF	TURF	Natural Resources	0.44%
Technology ETF	TTEQ	Technology	0.63%
[1]	TACU has a net expense ratio of 0.00% by contractual fee waiver through January 30, 2027, then will be 0.14% thereafter.
[2]	THEQ: Gross expense is 0.73% before fee waivers. Net expense is 0.46%. The fund operates under a permanent contractual expense limitation to fully offset the proportional expenses of underlying T. Rowe Price Funds.
[3]	TACN has a net expense ratio of 0.00% by contractual fee waiver through January 30, 2027, then will be 0.20% thereafter.

*This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

■	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.
■	The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.
■	These additional risks may be even greater in bad or uncertain market conditions.
■	The ETF will publish on its website each day a “Proxy Portfolio” designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, please see the Important Information as well as the fund’s prospectus.

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Taxable Fixed Income	Ticker	Category	Expense ratio
Floating Rate ETF	TFLR	Bank Loan	0.61%
Multi-Sector Income ETF	TMSF	Multi-Sector	0.37%
QM U.S. Bond ETF	TAGG	Intermediate Core	0.08%
Total Return ETF	TOTR	Intermediate Core Plus	0.31%
U.S. High Yield ETF	THYF	High Yield	0.50%
Ultra Short-Term Bond ETF	TBUX	Ultrashort	0.17%

Tax-Free Fixed Income	Ticker	Category	Expense ratio
High Income Municipal ETF	THYM	U.S. Municipal High Yield	0.32%
Intermediate Municipal Income ET	TAXE	U.S. Municipal Intermediate	0.24%
Long Municipal Income ETF	TMNL	U.S. Municipal Long	0.26%
Short Municipal Income ETF	TMNS	U.S. Municipal Short	0.18%

Multi-Asset	Ticker	Category	Expense Ratio
Capital Appreciation Market Opportunities ETF	TPUT	Dynamic Allocation	0.25%

Digital Assets	Ticker	Category	Management fee
Active Crypto ETF	TKNZ	Digital Assets	0.75%[4]

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

[4]	The expense shown above reflects the sponsor’s net annual management fee of 0.75% by contractual fee waiver though 5/31/2027, and 0.90% thereafter.

For more information, please call 1-877-561-7670 or visit troweprice.com/ExploreETFs

Important Information

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, visit troweprice.com. Read it carefully.

This material is provided for general and educational purposes only and is not intended to provide legal, tax, or investment advice. This material does not provide recommendations concerning investments, investment strategies, or account types; it is not individualized to the needs of any specific investor and not intended to suggest any particular investment action is appropriate for you.

*T. Rowe Price semi-transparent equity ETFs publish a daily Proxy Portfolio, a basket of securities designed to closely track the daily performance of the actual portfolio holdings. While the Proxy Portfolio includes some of the ETFs holdings, it is not the actual portfolio. Daily portfolio statistics will be provided as an indication of the similarities and differences between the Proxy Portfolio and the actual holdings. The Proxy Portfolio and other metrics, including Portfolio Overlap, are intended to provide investors and traders with enough information to encourage transactions that help keep the ETF’s market price close to its net asset value (NAV). There is a risk that market prices will differ from the NAV. ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and, therefore, may cost investors more to trade. The ETF’s daily Proxy Portfolio, Portfolio Overlap, and other tracking data are available at troweprice.com. Although the ETF seeks to benefit from keeping its portfolio information confidential, others may attempt to use publicly available information to identify the ETF’s investment and trading strategy. If successful, these trading practices may have the potential to reduce the efficiency and performance of the ETF.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions, which will reduce returns.

Risks Considerations: All investments are subject to market risk, including the possible loss of principal. As with all equity investments, the share price can fall because of weakness in the broad market, a particular industry, or specific holdings. Fixed income investing involves risks including, but not limited to, interest rate risk and credit risk. International investments can be riskier than U.S. investments due to the adverse effects of currency exchange rates, differences in market structure and liquidity, as well as specific country, regional, and economic developments. The use of derivatives exposes the fund to additional volatility and potential losses. A fund that focuses its investments in specific industries or sectors is more susceptible to adverse developments affecting those industries and sectors than a more broadly diversified fund. The use of derivatives exposes the fund to additional volatility and potential losses. A derivative involves risks different from, and possibly greater than, the risks associated with investing directly in the assets on which the derivative is based, including liquidity risk, valuation risk, correlation risk, market risk, interest rate risk, leverage risk, counterparty and credit risk, operational risk, management risk, legal risk, and regulatory risk.

Crypto investing is relatively new and involves risks including, but not limited to, extreme price volatility from trading activity, regulatory uncertainty, lightly or unregulated oversight, security breaches, fraud or otherwise. Active investing may have higher costs than passive investing and may underperform the broad market or passive peers with similar objectives.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust.

T. Rowe Price Investment Services, Inc.

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